# 中国南方航空股份有限公司
# CHINA SOUTHERN AIRLINES COMPANY LIMITED

*(a joint stock limited company incorporated in the People's Republic of China with limited liability)*

**(Stock Code: 1055)**

| The number of H Shares to which this proxy form relates[2] | |
|---|---|

## Supplementary Form of Proxy for Annual General Meeting

I/We[3], ______________________ holder of share account number ______________________,
residing at ______________________________________________,
being the registered holder of[4] ______________________ ordinary shares of the Company,
HEREBY APPOINT[5] ______________________, residing at ______________________
______________________________________________,
as my/our proxy/proxies to attend on my/our behalf the annual general meeting ("AGM") of the Company to be held at the 1st Conference Room, 4/F, Guangzhou Baiyun International Airport Southern Airlines Pearl Hotel, Guangzhou, Guangdong Province, the PRC at 9:30 a.m., on 25 June 2008 and to act and vote on my/our behalf at the AGM in respect of the resolutions listed below, in accordance with my/our instructions below[6].

| | Ordinary Resolution | For[6] | Against[6] |
|---|---|---|---|
| 12. | To approve the aircraft acquisition agreement dated 18 April 2008 between Xiamen Airlines Company Limited as purchaser and The Boeing Company as vendor and the transactions contemplated thereunder. | | |
| | **Special Resolution** | **For** | **Against** |
| 13. | To consider and approve the issuance of the medium term notes in the PRC in the principal amount of not more than RMB1.5 billion for a term of three years and the executive directors authorized by the board of directors of the Company be authorized to determine and finalise the terms and conditions of and any relevant matters in relation to the proposed issue of the medium term notes based on the needs of the Company and the market conditions at the time of the issuance, including determining and finalizing the final principal amount and interest rates of the medium term notes. | | |

Signature[8]: ______________________ Date: ______________________ 2008

*Notes:*

1. **Important: You should first review the supplementary notice of the AGM of the Company dated 6 June 2008 before appointing a proxy.**
2. Please insert the number of shares in the Company registered in your name(s) and to which this supplementary proxy form relates. If no such number is inserted, this supplementary form of proxy will be deemed to relate to all the shares in the Company registered in your name(s).
3. Please insert the name(s) and address(es) (as shown in the register of members) in block capital(s).
4. Please insert the number of all the Shares in the Company registered in your name(s).
5. If no person is appointed as proxy, the Chairman of the AGM will be deemed to have been appointed by you as your proxy.
6. If you wish to vote for any of the resolutions, please insert a "√" in the box marked "FOR" or if you wish to vote against any of the resolutions, please insert a "√" in the box marked "AGAINST" if no indication is given, then your proxy/proxies may vote in such manner as he/she/they think(s) fit.
7. This supplementary form of proxy must be signed by you or your attorney duly authorised in writing or, in the case of a company or an organization, either under the common seal or under the hand of any director or attorney duly authorised in writing. In any event, the execution shall be made in accordance with the articles of association of such company or organization.
8. To be valid, this supplementary proxy form and, if such supplementary proxy form is signed by a person under a power of attorney or authority on behalf of the appointer, a notarised copy of that power of attorney or other authority, must be delivered to Hong Kong Registrars Limited at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong in not less than 24 hours before the time appointed for the holding of the AGM.
9. A proxy, on behalf of the Shareholder, attending AGM shall bring along the proxy form duly completed and signed as well as the proof of identification of the proxy, in the case of a company or an organization, the proxy shall also bring along a notarised copy of the resolution of the board of directors or other governing body of the appointer or a letter of authorization.
10. This supplementary proxy form shall be completed in form of a set of two copies, one of which shall be lodged to the Company pursuant to Note 8; and the other copy shall be produced upon the AGM by the proxy of the Shareholder pursuant to Note 9.
11. Completion and return of the supplementary form of proxy will not preclude you from attending and voting in person at the AGM or any adjourned AGM should you so wish.
12. The supplementary proxy form is for the ordinary and special resolutions contained herein only. For the resolutions no. 1-11, please use the proxy form sent together with the circular of the Company on 9 May 2008.